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Exhibit 12.1

NORTHWEST AIRLINES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended June 30			Six Months Ended June 30
	2001		2000	2001	2000
Earnings:
Income before income taxes	$(92)		$191	$(365)	$195
Less: Income from less than 50%
owned investees	13		11	17	42
Add:
Rent expense representative of interest(1)	59		56	118	111
Interest expense net of capitalized interest	81		81	152	165
Interest of mandatorily redeemable preferred security holder	7		7	13	14
Amortization of debt discount and expense	2		2	5	5
Amortization of interest capitalized	1		1	2	2

Adjusted earnings	$45		$327	$(92)	$450

Fixed charges:
Rent expense representative of interest(1)	$59		$56	$118	$111
Interest expense net of capitalized interest	81		81	152	165
Interest of mandatorily redeemable preferred security holder	7		7	13	14
Amortization of debt discount and expense	2		2	5	5
Capitalized interest	9		5	17	9

Fixed charges	$158		$151	$305	$304

Ratio of earnings to fixed charges	—	(2)	2.17	— (2)	1.48

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $113 million and $397 for the three and six months ended June 30, 2001, respectively.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES